Issuer Prospectus Supplement No. 1 Dated July 22, 2009 to
Prospectus Dated June 30, 2009
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150822

YANGLIN SOYBEAN, INC.

Prospectus Supplement No. 1

This prospectus supplement no. 1 amends and supplements the prospectus dated June 30, 2009 and is part of the prospectus.

I.           The security ownership table on pages 83, 84 and 85 of the prospectus shall be amended and modified in its entirety by the following table:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities following the closing of the Share Exchange Agreement and the Series A Convertible Preferred Stock Purchase Agreement by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) our chief executive officer and our top two most highly compensated officers and (iv) all executive officers and directors as a group as of July 20, 2009.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)			Percentage of Class (1)
	Series A	Common Stock
Owner of More than 5% of Class

Vision Opportunity Master Fund Ltd 20 West 55th Street, 5th Floor, New York, NY 10019-5373	2,872,073			28.7%

Vision Capital Advantage Fund L.P. 20 West 55th Street, 5th Floor, New York, NY 10019-5373 (7)	848,857			8.5%

Sansar Capital Special Opportunity Master Fund, LP (Cayman Master) Walkers SPV Ltd. Walkers House Mary Street 908GT Georgetown, Grand Cayman Cayman Islands	2,767,442			27.7%

Vicis Capital Master Fund 126 East 56th Streey, 7th Floor, New York, NY 10019-5373	2,093,023			20.9%

Vision Opportunity Master Fund Ltd 20 West 55th Street, 5th Floor, New York, NY 10019-5373 (6)		7,585,414	(2)	27.5%

Vision Capital Advantage Fund L.P. 20 West 55th Street, 5th Floor, New York, NY 10019-5373 (6) (7)		2,241,911	(2)	10.1%

Sansar Capital Special Opportunity Master Fund, LP (Cayman Master) (6)		6,918,605	(2)	25.7%

Vicis Capital Master Fund 126 East 56th Street, 7th Floor, New York, NY 10019-5373 (6)		5,232,558	(2)	20.7%

Winner State Investments Limited No. 99, Fanrong Street, Jixian Town, Heilongjiang, the People’s Republic of China.		18,200,000	(3)(4)	91.0%

Directors and Executive Officers

Shulin Liu 99 Fanrong Street, Jixian County, Heilongjiang Province, People’s Republic of China 155900		9,100,000	(4)	45.5%

Glenn A. Little (5) 211 West Wall, Midland, TX 79701		399,000		2.0%
All Directors and Executive Officers		9,499,000		47.5%

(1)
On October 3, 2007, we entered and consummated a Series A Preferred Agreement for the sale of a total of 10,000,000 shares of our newly designated Series A Preferred Shares for the purchase price of $2.15 per share. Each entity’s number of Series A Preferred Shares were determined by dividing the amount of Purchase Price (as defined in the Series A Preferred Agreement) paid by such entity by the $2.15 per share price. Each share of Series A Preferred Stock is convertible into one share of our Common Stock. In determining the percent of preferred stock owned by a person or entity on July 20, 2009, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, and (b) the denominator is the total shares of that class outstanding on July 20, 2009. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

In addition, in determining the percent of common stock owned by a person or entity on July 20, 2009, (a) the numerator is the number of shares of the class beneficially owned by such person and includes shares which the beneficial owner may acquire within 60 days upon conversion or exercise of a derivative security, and (b) the denominator is the sum of (i) the shares of that class outstanding on July 20, 2009, (20,000,000 shares of Common Stock)and (ii) the total number of shares that the beneficial owner may acquire upon conversion or exercise of a derivative security within such 60 day period. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares.

(2)
Each Series A Preferred Share is convertible, at the option of the holder, into one share of our Common Stock. Accordingly, in total, the Series A Preferred Shares are convertible into 10,000,000 shares of our Common Stock. Each share of Series B Preferred Share is convertible, at the option of the holder, into one share of our Common Stock. The share number of Common Stock is determined by assuming conversion of all Series A and Series B Preferred Shares, exercise of all warrants by the parties and then add all the numbers together, we would have the shares of our Common Stock for such parties. For example, for Vision Opportunity Master Fund Ltd, if we add up all the numbers from different columns of the footnote 6 table below, we would have 7,585,414 shares of Common Stock.

Pursuant to the Series A Preferred Agreement, the Purchasers shall also be issued (i) Series A Warrants to purchase the number of shares of our Common Stock equal to one hundred percent (100%) of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Shares purchased by each Purchaser and (ii) Series B Warrants to purchase the number of shares of Common Stock equal to fifty percent (50%) of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Shares purchased by each Purchaser.

Also, each Purchaser who purchases not less than $4 million worth of Series A Preferred shall also be issued (i) a Series J Warrant, to purchase such number of our newly designated Series B Preferred Shares, par value $0.001 per share, (ii) a Series C Warrant to purchase the number of shares of Common Stock equal to one hundred percent (100%) of the number of Series B Preferred Shares purchased by such Purchaser pursuant to the Series J Warrant, and (z) a Series D Warrant to purchase the number of shares of Common Stock equal to fifty percent (50%) of the number of Series B Preferred Shares purchased by such Purchasers pursuant to the Series J Warrant (Series J Warrants expired on April 2, 2009; Series C and D Warrants were conditioned on the exercise of Series J Warrants and therefore, also expired).

Pursuant to Section 3.27 of the Series A Preferred Agreement, at no time may a Purchaser of preferred shares convert their preferred shares into shares of our Common Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock beneficially owned by such Purchaser at such time, the number of shares of Common Stock which would result in such Purchaser beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of Common Stock; provided, however, that upon a Purchaser providing us with sixty-one (61) days notice that such Purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the preferred shares referenced in the waiver notice.

(3)
On October 3, 2007, we acquired Faith Winner (BVI) in a share exchange transaction with Winner State (BVI), Fang Chen, Yang Miao and Ying Zhang. Winner State (BVI), Fang Chen, Yang Miao and Ying Zhang are collectively the owners of 100% of the Faith Shares.

In the Share Exchange, we received the Faith Shares from Winner State (BVI), Fang Chen, Yang Miao and Ying Zhang and in exchange we issued and delivered to them 18,500,000 of our newly -issued shares of Common Stock. Winner State (BVI) received 18,200,000 shares of Common Stock.

(4)
Winner State (BVI) is jointly owned in equal shares by Mr. Shulin Liu, our Chief Executive Officer and his wife, Ms. Huanqin Ding. Accordingly, shares of Common Stock issued to Winner State (BVI) as a result of the consummation of the Share Exchange Agreement are beneficially attributed to Mr. Shulin Liu and Ms. Huanqin Ding based on their respective shareholder percentage ownership in Winner State (BVI) immediately prior to the Share Exchange. Mr Shulin Liu was appointed our director and Chief Executive Officer on October 3, 2007.

(5)	Mr. Glenn Little was appointed our President, Chief Executive Officer and Chief Financial Officer in February 2006. He resigned from these positions effective October 3, 2007.

(6)	As of July 20, 2009, below is a breakdown of the current holdings of:

Name	Amount and Nature of Beneficial Ownership
	Preferred Stock		Common Stock	Warrants
	Series A	Series B		A	B
Vision Opportunity Master Fund Ltd	2,872,073	—	405,232	2,872,073	1,436,036
Vision Capital Advantage Fund L.P.	848,857	—	119,768	848,857	424,429
Sansar Capital Special Opportunity Master Fund, LP (Cayman Master)	2,767,442	—	—	2,767,442	1,383,721
Vicis Capital Master Fund	2,093,023	—	—	2,093,023	1,046,512

(7)
On November 21, 2008, Vision Opportunity Master Fund Ltd. transferred 848,857 shares of Series A Preferred Stock, 119,768 shares of Common Stock, 848,857 Series A Warrants and 424,429 Series B Warrants to Vision Capital Advantage Fund L.P., its affiliate.

As of July 20, 2009, we had outstanding (i) 20,000,000 shares of Common Stock, (ii) 10,000,000 shares of Series A Preferred Shares, which were issued in a private placement to the Purchasers under the Series A Preferred Agreement, (iii) Series A Warrants to purchase an aggregate of 10,000,000 shares of Common Stock at $2.75 per share, (iv) Series B Warrants to purchase an aggregate of 5,000,000 shares of Common Stock at $3.50 per share, (v) Series E Warrants to purchase 1,000,000 shares of Common Stock issued to Kuhns Brothers, Inc. and its designees under the Kuhns Bros Engagement Agreement at $2.58 per share and (ix) Series F Warrants to purchase 500,000 shares of Common Stock issued to Mass Harmony Asset Management Limited pursuant to the Mass Harmony Financial Consulting Agreement at $3.01 per share.

Each of Series A, B, E and F Warrants shall expire on October 3, 2012.

II.           The selling stockholders’ table on pages 85, 86, 87 and 88 of the prospectus shall be amended and modified in its entirety by the following table:

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 7,000,000 shares of our common stock issuable upon the conversion of the preferred stocks held by the selling shareholders named in the table below. The selling shareholders may convert their preferred stocks at any time in their sole discretion. All of the selling stockholders named below acquired their shares of Series A Convertible Preferred Stock directly from us in private placement transactions.

Set forth below is information, to the extent known to us, setting forth the name of each selling shareholder and the amount of Series A Convertible Preferred Stock owned by each (including shares that can be acquired on the exercise of outstanding warrants) prior to the offering, the shares to be offered, and the amount and percentage of shares to be owned by each (including shares that can be acquired on the exercise of outstanding warrants) after the offering. The percentages are calculated assuming the conversion of the Series A Convertible Preferred Stock and exercise of any class of warrants. The footnotes provide information about persons who have investment voting power for the selling shareholders and about material transactions between the selling shareholders and the Company.

The selling shareholders may sell all or some of the shares they are offering. The table below assumes that each selling shareholder converts all of its preferred stock, and each selling stockholder sells all of the shares registered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares Beneficially Owned Prior to the Offering (1)	Shares to be offered (common stock issuable upon conversion of series A preferred stock)	Shares Beneficially Owned After the Offering
Selling Shareholders	Number	Number	Number	Percent	(18)
Vision Opportunity Master Fund, Ltd. (1) (2) (3) (4) (5) (6) (7) (8)	7,585,414	2,010,452	5,574,962		11.85%
Vision Capital Advantage Fund, L.P. (1) (2) (3) (4) (5) (6) (7) (8)	2,241,911	594,199	1,647,712		3.50%
Sansar Capital Special Opportunity Master Fund, LP (Cayman Master) (1) (2) (3) (4) (5) (6) (7) (9)	6,918,605	1,937,209	4,981,396		10.59%
Vicis Capital Master Fund (1) (2) (3) (4) (10)	5,232,558	1,465,116	3,767,442		8.01%
Precept Capital Master Fund, GP (1) (2) (3) (4) (11)	581,395	162,791	418,604
Penn Footwear (1) (2) (3) (4) (12)	290,698	81,395	209,303		*
Crescent International Ltd. (1) (2) (3) (4) (13)	348,837	97,675	251,163		*
Benefit Grand Investments Limited(1) (2) (3) (4) (14)	581,395	162,791	418,604		*
Golden Bridge Asset Management (1) (2) (3) (4) (15)	1,162,790	325,581	837,209		1.78%
Leland C Ackerley (1) (2) (3) (4) (16)	290,698	81,395	209,303		*
Newberg Road Partners, LP (1) (2) (3) (4) (17)	290,698	81,395	209,303		*

* denotes less than 1%

1.	Includes shares of common stock issuable upon conversion of the series A preferred stock and shares that may be acquired on the exercise of presently exercisable warrants.

2.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 10,000,000 units of Series A Convertible Preferred Stock at a purchase price of $2.15 per share.

3.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 10,000,000 Series A Warrant with an exercise price of $2.75 per unit within 5 years term. A Series A Warrants to purchase the number of shares of Common Stock equal to one hundred percent (100%) of the number of shares of Common Stock issuable upon conversion of the Preferred Shares purchased by each purchaser.

4.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 5,000,000 Series B Warrant with an exercise price of $3.50 per unit within 5 years term. A Series B Warrants to purchase the number of shares of Common Stock equal to fifty percent (50%) of the number of shares of Common Stock issuable upon conversion of the Preferred Shares purchased by each purchaser.

5.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 7,801,268 Series J Warrant to purchasers who purchases not less than $4,000,000 preferred shares with an exercise price of $2.37 per unit. A Series J Warrant to purchase such number of Series B Convertible Preferred Shares. Series J Warrant expired on April 2, 2009.

6.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 7,801,268 Series C Warrant to purchasers who purchases not less than $4,000,000 preferred shares with an exercise price of $3.03 per unit within 5 years term. A Series C Warrant to purchase the number of shares of Common Stock equal to one hundred percent (100%) of the number of Series B Shares purchased by the purchaser. Series C Warrant expired on April 2, 2009.

7.
Pursuant to Series A Convertible Preferred Stock Purchase Agreement dated as of October 03, 2007, the Company issued 3,900,634 Series D Warrant to purchasers who purchases not less than $4,000,000 preferred shares with an exercise price of $3.85 per unit within 5 years term. A Series D Warrant to purchase the number of shares of Common Stock equal to fifty percent (50%) of the number of Series B Shares purchased by the purchasers. Series D Warrant expired on April 2, 2009.

8.	Adam Benowitz has dispositive powers with respect to the securities to be offered for resale

9.	Sunjay Motwani has dispositive powers with respect to the securities to be offered for resale

10.	Keith W. Hughes has dispositive powers with respect to the securities to be offered for resale

11.	D. Blair Baker has dispositive powers with respect to the securities to be offered for resale

12.	Jeff Davidowitz has dispositive powers with respect to the securities to be offered for resale

13.	Bachir Taleb-Ibrahimi has dispositive powers with respect to the securities to be offered for resale

14.	Xiangxu Zhang has dispositive powers with respect to the securities to be offered for resale

15.	James Hahn has dispositive powers with respect to the securities to be offered for resale

16.	Leland C. Acerley has dispositive powers with respect to the securities to be offered for resale

17.	Robert G. Ackerley has dispositive powers with respect to the securities to be offered for resale

18.
At no time may a purchaser own (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing the Company with sixty-one (61) days notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the shares of common stock referenced in the waiver notice.